MAR 15 2007
WASH. D.C. 186 SECTION

Impact capital

SEC No 82-34925

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

5 March 2007

07022364

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

SUPPL

Dear Sir/Madam,

The attached papers relate to a submission by the Company under Rule 12g3-2(b) in respect of the month of February 2007.

Sincerely

Alison Hill
Corporate Secretary (Joint)

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

9/10 Felix Street, Brisbane Q 4000, Australia.
Telephone: (07) 3211 9811

Impact capital

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 1300 552 332 Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

ASX / MEDIA RELEASE 16 February 2007

HIGHLIGHTS

- IH07 profit after tax from continuing operations of $1.05m - a $1.16m turnaround from the $0.11m loss reported in the previous corresponding period to 31 December 2005;
- Pre-tax profit from continuing operations of $1.32m - a $1.51m turnaround on the $0.19m loss for the previous corresponding half and a 2100% rise on the $0.06m profit for the year to 30 June 2006;
- Includes a one-off gain of $0.35m (pre and post tax) from a dilution in the UK investment;
- Adjusted pre-tax operating result of $0.97m up $1.16m from the previous corresponding half year loss and up $0.72m (288%) on the half ended 30 June 2006;
- Interest and fee income of $3.11m, up 105% from $1.49m for the previous corresponding half and 56% from $2m for the half ended 30 June 2006;
- NAB facility extended to $40m from $15m;
- Total net loans (including interest receivable) at $27.50m, up 109% from $13.18m at 31 December 2005 and 49% from $18.49m at 30 June 2006.

STRONG CONSUMER DEMAND DRIVES GROWTH

Niche lender Impact Capital Limited (ASX code: ICD) today announced a net profit after tax of $1.05m for the half year ending 31 December 2006, amid rising customer demand.

The result included a one-off gain of $0.35m (pre and post tax) on the dilution of the consolidated entity's interest in the UK business and represents a $1.66m turnaround on the previous corresponding half year loss after tax of $0.61m.

Managing Director Russell Templeton said Impact Capital was on track to post a 2007 full year pre-tax profit of between $2.8m and $3.1m as the company continued to experience strong demand for all its niche lending products.

"We have just accepted an offer from NAB for the extension of our debt facility from $15m to $40m which is a powerful endorsement of Impact's business and which will enable the company to achieve its medium term growth plans," he said.

"We will also soon be launching a new product called *Commission Direct*, targeting commissioned agents where payments significantly lag behind the point of certainty to commission entitlements."

Mr Templeton said *Commission Direct* will be applicable to all commission-driven business sectors including real estate, marine, aircraft and business brokerages. The product will initially be marketed through a national property group.

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 1300 552 332 Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

"Impact Capital is planning to release further pre-settlement products as well prior to the end of the current financial year," Mr Templeton said.

"We will also be re-branding our Deceased Estate product as "*Inheritance Funding*" ahead of a planned sales and marketing initiative due to start next month."

Impact Capital's total net loans including interest receivable more than doubled to $27.5m during the 12 months to 31 December 2006 and was up 49% from $18.49m at 30 June 2006. The Company has maintained its policy of provisioning for 1% of all new loans in this period.

Profit before tax from continuing operations of $1.32m compares with a reported loss of $0.19m for the previous corresponding half and equates to a 2100% increase on the $0.06m profit achieved in the full year ended 30 June 2006.

Excluding the one-off gain on dilution of the UK investment, the adjusted operating profit before tax was $0.97m representing a turnaround of $1.16m from the previous corresponding half year loss and an increase of $0.72m on the profit achieved in the half ended 30 June 2006.

Interest and fee revenue contributed $3.11m, which was up 105% on the previous corresponding half and compares with the $3.49m generated in the full year ended 30 June 2006.

Mr Templeton said Impact's cost to net interest income ratio of 63% would benefit from enhanced economies of scale as the loan-book grew and recent increases in fees and interest charges.

ABOUT IMPACT CAPITAL

Impact Capital Limited was the first mainstream pre-settlement lender to list on the Australian Stock Exchange.

The company's five main product offerings relate to:

- Personal Injury claims;
- Matrimonial settlements;
- "*Inheritance Funding*" loans;
- Outlay disbursement funding for key legal firms and their clients; and
- Brokerage and commission entitlements

Impact Capital offers a unique facility that traditional lenders such as banks are unable to provide by lending a percentage of an expected payout to customers entitled to a qualifying settlement.

For further information please contact:

Russell Templeton	Alison Hill		Richard Owen
Managing Director	Chief Financial Officer	Or	Principal Consultant, Three Plus
+ 61 (0) 7 3211 8000	+ 61 (0) 7 3211 8000		+ 61 (0) 7 3503 5700
+ 61 (0) 407 639 622	+ 61 (0) 411 488 850		+ 61 (0) 412 869 937

Impact Capital Limited
ASX Half-year information - 31 December 2006

Lodged with the ASX under Listing Rule 4.2A.
This information should be read in conjuction with the
30 June 2006 Annual Financial Report

Contents

Results for announcement to the market
31 December 2006

		%		$000's
Revenue from ordinary activities *(Appendix 4D item 2.1)*	up	105 %	to	3,114
Profit / (loss) from ordinary activities after tax attributable to members *(Appendix 4D item 2.2)*	up	271 %	to	1,047
Net profit / (loss) for the period attributable to members *(Appendix 4D item 2.3)*	up	271 %	to	1,047

Dividends / distributions *(Appendix 4D item 2.4)*	Amount per security	Franked amount per security
Final dividend *(Prior year)*	-	-
Interim dividend	-	-

Key Ratios	**2006**	2005
Basic earnings per share ($)	**0.016**	(0.015)
Net tangible assets per share (cents)	**30.7**	9.5

Associates and Joint Venture entities *(Appendix 4D item 7)*

Impact Capital Limited's ownership interest of Impact Holdings (UK) Plc reduced by 6% during the half year ended 31 December 2006 to 15% from 21% at 30 June 2006 (nil at 31 December 2005). Additional details of the loss of significant influence are set out in Note 3 of the attached consolidated interim financial report.

Directors' report

The directors present their report together with the consolidated financial report for the half year ended 31 December 2006 and the review report thereon.

Directors
The following persons were directors of Impact Capital Limited during the whole of the half-year and up to the date of this report:

Mr Kenneth R Rich

B Com, MBA, PNA
Chairperson from 1 July 2006
Independent Non-Executive Chairperson

Mr Russell E Templeton

LLB
Managing Director and Chief Executive Officer
Executive Director

Mr Lawrence J Litzow

FCA, ACIS
Non-Executive Director and Company Secretary

Mr John W Lawrie

B Ec, FCPA
Independent Non-Executive Director

Review of operations
For the half year ended 31 December 2006, the group achieved a consolidated net profit after tax of $1,046,938, a significant improvement on the consolidated net loss after tax of $613,823 for the corresponding previous six month period ended 31 December 2005.

Impact Capital has concentrated on expanding its lending operations within Australia, following the sale of its subsidiary, Impact Funding (UK) Limited in June 2006. The group has established lending operations in New Zealand and is continuing to increase its market share within Australia.

Lead auditor's independence declaration
A copy of the lead auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 3.

This report is made in accordance with a resolution of directors.

Russell E Templeton
Director

Brisbane
16th February 2007

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001 to the directors of Impact Capital Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the financial period ended 31 December 2006 there have been:

- no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the review; and
- no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

KPMG

Gillian Richards

J B Richards
Partner

Brisbane
16 February 2007

	Notes	Half-year ended 31 December 2006 $	31 December 2005 $ Restated*
Interest income		**3,113,779**	1,486,181
Interest expense		**(512,904)**	(356,357)
Net interest income		**2,600,875**	1,129,824
Other income	3	**352,307**	427
Expenses			
Employee benefits expense		**(654,191)**	(588,684)
Depreciation and amortisation expense		**(24,580)**	(10,642)
Impairment of loans and advances		**(148,119)**	(83,527)
Loan documentation expenses		**(48,998)**	(118,373)
Marketing expenses		**(261,213)**	(259,735)
Occupancy expenses		**(86,823)**	(32,476)
General and administrative expenses		**(381,011)**	(195,271)
Other operating expenses		**(26,635)**	(31,718)
Profit / (loss) before income tax		**1,321,612**	(190,175)
Income tax (expense) / benefit	4	**(274,674)**	83,191
Profit / (loss) from continuing operations		**1,046,938**	(106,984)
Loss from discontinued operations, net of tax	5	**-**	(506,839)
Profit / (loss) for the half-year		**1,046,938**	(613,823)
Earnings per share			
Basic earnings / (loss) per share		**0.016**	(0.015)
Diluted earnings / (loss) per share		**0.016**	(0.015)
Continuing operations			
Basic earnings / (loss) per share		**0.016**	(0.003)
Diluted earnings / (loss) per share		**0.016**	(0.003)

* See discontinued operation - note 5

The above consolidated interim income statement should be read in conjunction with the accompanying notes.

	Notes	31 December 2006 $	30 June 2006 $
ASSETS			
Cash and cash equivalents		**1,145,651**	1,603,737
Trade and other receivables		**2,116**	2,124,121
Assets classified as held for sale	6	**498,912**	-
Net loans and advances	7	**27,497,010**	18,489,758
Investments	8	**4,551,576**	422,447
Investments accounted for using the equity method	9	**-**	3,240,252
Deferred tax assets		**408,683**	395,796
Property, plant and equipment		**59,188**	33,853
Intangible assets		**1,011,009**	1,001,906
Other assets		**308,276**	1,340,553
Total assets		**35,482,421**	28,652,423
LIABILITIES			
Trade and other payables		**274,099**	431,924
Interest-bearing loans and borrowings	10	**13,887,857**	8,407,550
Income tax payable		**305,648**	387,393
Employee benefits		**27,419**	20,461
Total liabilities		**14,495,023**	9,247,328
Net assets		**20,987,398**	19,405,095
EQUITY			
Contributed equity		**18,361,097**	18,361,097
Reserves		**535,365**	-
Retained profits		**2,090,936**	1,043,898
Total equity		**20,987,398**	19,405,095

The above consolidated interim balance sheet should be read in conjunction with the accompanying notes.

Consolidated	Notes	Contributed equity $	Translation reserve $	Fair value reserve $	Retained profits $	Total $
Balance at 1 July 2005		5,578,805	(11,920)	-	(756,609)	4,810,276
Foreign exchange translation differences		-	(1,484)	-	-	(1,484)
Net income/(expense) recognised directly in equity		-	(1,484)	-	-	(1,484)
Loss for half-year		-	-	-	(613,823)	(613,823)
Total recognised income and expense for the half-year		-	(1,484)	-	(613,823)	(615,307)
Issue of share capital		500,000	-	-	-	500,000
Notional shares issued		524,398	-	-	-	524,398
Share issue costs - net of tax		(303,074)	-	-	-	(303,074)
		721,324	-	-	-	721,324
Balance at 31 December 2005		6,300,129	(13,404)	-	(1,370,432)	4,916,293

Consolidated	Contributed equity $	Translation reserve $	Fair value reserve $	Retained profits $	Total $
Balance at 1 July 2006	18,361,097	-	-	1,043,998	19,405,095
Changes in the fair value of available-for-sale financial assets, net of tax	-	-	536,570	-	536,570
Foreign exchange translation differences	-	(1,205)	-	-	(1,205)
Net income/(expense) recognised directly in equity	-	(1,205)	536,570	-	535,365
Profit for half-year	-	-	-	1,046,938	1,046,938
Total recognised income and expense for the half-year	-	(1,205)	536,570	1,046,938	1,582,303
Balance at 31 December 2006	18,361,097	(1,205)	536,570	2,090,936	20,987,398

The above consolidated interim statement of changes in equity should be read in conjunction with the accompanying notes.

	Notes	Half-year ended 31 December 2006 $	31 December 2005 $
Cash flows from operating activities			
Interest and fees received		1,861,292	940,520
Interest paid		(587,829)	(550,371)
Payments to suppliers and employees (inclusive of goods and services tax)		(1,531,681)	(1,650,964)
		(258,218)	(1,260,815)
Income taxes paid		(369,307)	-
Net funds advanced to clients		(7,903,596)	(6,357,458)
Net cash outflow from operating activities		(8,531,121)	(7,618,273)
Cash flows from investing activities			
Cash acquired on reverse acquisition	11	-	777,131
Payments for property, plant and equipment		(59,019)	(61,938)
Payments for assets classified as held for sale		(2,568)	-
Loans to related parties		-	(353,274)
Proceeds from sale of discontinued operation	5	617,709	-
Proceeds from sale of property, plant and equipment		-	1,000
Repayment of loans by related parties		902,810	-
Release of restricted use bank deposits		1,194,103	-
Net cash inflow from investing activities		2,653,035	362,919
Cash flows from financing activities			
Proceeds from issues of shares		-	268,438
Proceeds from issue of convertible notes		-	7,652,502
Proceeds from borrowings		9,000,000	520,000
Redemption of convertible notes		(3,380,000)	-
Repayment of borrowings		(200,000)	(401,000)
Net cash inflow from financing activities		5,420,000	8,039,940
Net increase (decrease) in cash and cash equivalents		(458,086)	784,586
Cash and cash equivalents at the beginning of the half-year		1,603,737	278,447
Effects of exchange rate changes on cash and cash equivalents		-	(1,196)
Cash and cash equivalents at end of the half-year		1,145,651	1,061,837

The above consolidated interim cash flow statement should be read in conjunction with the accompanying notes.

1 Basis of preparation of half-year financial report

This general purpose financial report for the interim half-year reporting period ended 31 December 2006 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001.*

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Impact Capital Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001.*

Reverse acquisition accounting

The consolidated interim financial report has been prepared using reverse acquisition accounting. As a consequence of applying reverse acquisition accounting, the consolidated results comprise the results of Impact Funding Limited consolidated group plus those of Impact Capital Limited from 1 July 2005, the date of the reverse acquisition.

Accounting estimates and judgements

The preparation of the consolidated interim financial report requires managment to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing this consolidated interim financial report, the significant judgements made by management in applying the consolidated entity's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial report as at and for the year ended 30 June 2006.

(i) Impairment of goodwill and intangibles with indefinite useful lives

The consolidated entity assesses whether goodwill and intangibles with indefinite useful lives are impaired at least annually. These calculations involve an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated.

(ii) Impairment of loans and advances

The consolidated entity continually assesses whether loans and advances are impaired. These calculations involve an estimate of the recoverable amount of either the individual loan or advance and portfolios of loans and advances with similar risk profiles.

(iii) Valuation of options in associate

The fair value of options over the ordinary shares in the associate have been measured based on the binominal option-pricing model to which a risk adjustment estimate has been applied. As Impact Holdings (UK) Plc has a limited history as a listed entity and other comparable securities were not readily available, the application of this estimate is considered appropriate as the model requires certain inputs including expected volatility of the price of the underlying security, calculated with reference to historical volatility.

Significant accounting policies

Except as described below, the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

(a) Assets (or disposal groups) held for sale

Immediately before classification as held for sale, the measurement of the assets is brought up-to date in accordance with applicable accounting standards. Then, on initial classification as held for sale, assets are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement.

1 Basis of preparation of half-year financial report (continued)

(b) Investments

(i) Investments in equity securities

Financial instruments classified as being available-for-sale are stated at fair value, with any resultant gain or loss being recognised directly in equity, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

The fair value of financial instruments classified as available-for-sale is their quoted market price at the balance sheet date.

Financial instruments classified as available-for-sale investments are recognised / derecognised by the consolidated entity on the date it commits to purchase / sell the investments.

2 Segment information

(a) Description of segments

Geographical segments
Segment information is presented only in respect of the consolidated entity's geographical segments as it operates wholly within the business segment of pre-settlement lending. This format is based on the consolidated entity's management and internal reporting structure.

(b) Primary reporting format - geographic segments

Half-year 31 December 2006	Australia $	Discontinued operation (United Kingdom) (note 5) $	Total $
Interest income	3,113,779	-	3,113,779
Interest expense	(512,904)	-	(512,904)
Net interest income	2,600,875	-	2,600,875
Segment result	969,305	-	969,305
Unallocated revenue less unallocated expenses			352,307
Profit before income tax			1,321,612
Income tax expense			(274,674)
Net profit for the period			1,046,938

Half-year 31 December 2005	Australia $	Discontinued operation (United Kingdom) (note 5) $	Total $
Interest income	1,486,181	27,899	1,514,080
Interest expense	(356,357)	(117,630)	(473,987)
Net interest income	1,129,824	(89,731)	1,040,093
Segment result	(190,175)	(506,839)	(697,014)
Unallocated revenue less unallocated expenses			-
Loss before income tax			(697,014)
Income tax benefit			83,191
Net loss for the period			(613,823)

3 Other income

	Half-year ended	
	31 December 2006	31 December 2005
	$	$
Net gain on disposal of property, plant and equipment	-	427
Investment gain - Impact Holdings (UK) Plc	352,307	-
	352,307	427

Investment gain - Impact Holdings (UK) Plc

At 30 June 2006 Impact Capital Limited had a 21% interest in Impact Holdings (UK) Plc, a company incorporated in the United Kingdom, listed on the London Stock Exchange Alternative Investment Market (AIM) and which is involved in pre-settlement lending in that country. Impact Capital Limited did not participate in an additional share issue conducted by Impact Holdings (UK) Plc during the period ended 31 December 2006 and consequently only holds a 15% interest in the Company as at 31 December 2006.

This reduction in the ownership interest (dilution) of Impact Holdings (UK) Plc has resulted in a realised gain of $352,307. This dilution gain has been calculated with reference to the carrying value of Impact Holdings (UK) Plc net assets at the date of dilution.

Remeasurement to fair value - Impact Holdings (UK) Plc - listed securities available-for-sale

Due to the reduction in ownership interest, Impact Capital Limited no longer has significant influence over Impact Holdings (UK) Plc and thus at 31 December 2006 the equity method of accounting for the investment is not applicable and the investment is disclosed within the consolidated interim financial statements as listed securities available-for-sale (note 8) and is measured at fair value.

	Half-year ended	
	31 December 2006	31 December 2005
	$	$
Investment gain - Impact Holdings (UK) Plc		
Carrying amount of available-for-sale investment after dilution	3,592,559	-
Share of carrying amount of equity accounted investment prior to dilution (note 9)	(3,240,252)	-
Investment gain - Impact Holdings (UK) Plc	352,307	-
Remeasurement to fair value - Impact Holdings (UK) Plc		
Carrying amount of available-for-sale investment after dilution	3,592,559	-
Gain on remeasurement to fair value recognised in fair value reserve	536,570	-
Fair value of Impact Holdings (UK) Plc - listed securities available-for-sale (note 8)	4,129,129	-

4 Income tax expense

The consolidated entity's effective tax rate is respect of continuing operations for the six months ended 31 December 2006 was 21 percent (for the six months ended 31 December 2005: 30 percent). This change in effective tax rate was caused primarily by the non-assessable nature of the investment gain on Impact Holdings (UK) Plc as detailed innote 3.

5 Discontinued operation

Sale of Impact Funding (UK) Limited

In June 2006, the consolidated entity sold its subsidiary, Impact Funding (UK) Limited, a separate geographical segment. Impact Funding (UK) Limited was not a discontinued operation or classified as held for sale as at 31 December 2005 and the comparative income statement has been restated to show the discontinued operation separately from continuing operations.

Financial information relating to the discontinued operation for the period is set out below. Further information is set out in note 2 - segment information.

The financial performance and cash flow information is presented below.

	Half-year ended	
	31 December 2006	31 December 2005
	$	$
Revenue	-	27,899
Expenses	-	(534,738)
Loss before income tax	-	(506,839)
Income tax expense	-	-
Loss after income tax of discontinued operations	-	(506,839)
Loss from discontinued operations	-	(506,839)
Net cash outflow from operating activities	-	(1,587,177)
Net cash inflow / (outflow) from investing activities	**617,709**	(513,944)
Net cash inflow from financing activities	-	1,929,480
Net increase in cash generated by discontinued operations	**617,709**	(171,641)

6 Assets classified as held for sale

	31 December 2006	30 June 2006
	$	$
Impact Holdings (UK) Plc - listed securities	**498,912**	-

Amounts receivable from third parties, under the Vendor Placing Agreement, which formed part of the sale of Impact Funding (UK) Limited, have not been recovered due to one of the third parties withdrawing from the placement contract after 30 June 2006. This receivable was presented in trade and other receivables at 30 June 2006. The Company has undertaken the recovery of these monies through the sale of the underlying shares on market. Consequently, these shares are presented as held for sale in the consolidated interim financial statements for the half-year ended 31 December 2006.

7 Net loans and advances

	31 December 2006 $	30 June 2006 $
Pre-settlement	**21,011,552**	15,015,422
Outlay Funding	**3,110,879**	1,268,943
Other	**890,294**	890,294
Capitalised interest	**2,964,588**	1,712,099
Provision for impairment	**(480,303)**	(397,000)
Net loans and advances	**27,497,010**	18,489,758
Provision for impairment		
At beginning of period	**397,000**	83,953
Provisions made during the year	**148,134**	329,518
Write-offs during the year	**(64,831)**	(16,471)
At end of period	**480,303**	397,000

8 Investments

	31 December 2006 $	30 June 2006 $
Impact Holdings (UK) Plc - listed securities available-for-sale (note 3)	**4,129,129**	-
Impact Holding (UK) Plc - options at fair value	**422,447**	422,447
	4,551,576	422,447

9 Investments accounted for using the equity method

	31 December 2006 $	30 June 2006 $
The consolidated entity has the following investment in an associate:		
Impact Holdings (UK) Plc (note 3)	-	3,240,252

10 Interest-bearing loans and borrowings

	31 December 2006 $	30 June 2006 $
Secured		
Bank bill facility	14,000,000	5,000,000
Net transaction costs	(112,143)	(153,003)
Carrying amount of secured interest bearing borrowings	13,887,857	4,846,997
Unsecured		
Convertible notes	-	3,357,594
Loans from related parties	-	202,959
Carrying amount of unsecured interest bearing borrowings	-	3,560,553
Total interest bearing liabilities	13,887,857	8,407,550

(a) Convertible notes

	31 December 2006 $	30 June 2006 $
Face value of notes on issue	3,380,000	6,000,000
Transaction costs	(22,406)	(54,988)
	3,357,594	5,945,012
Redemption of 3,380,000 (30 June 2006: 2,620,000) $1 convertible notes	(3,380,000)	(2,620,000)
Amortisation of transaction costs	22,406	32,582
Carrying amount of liability	-	3,357,594

(b) Loans from related parties

The related party loan was from Jalpont Pty Ltd, a director-related entity, on which interest was paid at a fixed rate of 12 per cent per annum. The loan principal of $200,000 together with accrued interest was repaid on 7 July 2006.

(c) Bank Bill Facility

	31 December 2006 $	30 June 2006 $
Total facilities	15,000,000	15,000,000
Used at balance date	14,000,000	5,000,000
Unused at balance date	1,000,000	10,000,000

The bank bill facility is available until 19 May 2008, is subject to annual review and is secured by a fixed and floating charge over the assets of the Company and its wholly owned subsidiaries.

The bank bills are payable on the maturity date of each drawdown or the expiry date of the facility. Interest rates are variable based on the BBSW (Australian Bank Bill Swap Rate) plus a margin of 1.05% and are fixed at the date of each drawdown.

11 Acquisition of subsidiary

Current period

Impact Funding (NZ) Limited was established on 12th October 2006 with the purpose of carrying on pre-settlement lending in New Zealand.

Prior period

On 1 July 2005, Impact Capital Limited (the legal parent) acquired all the shares in Impact Funding Limited (the legal subsidiary) on the basis of two shares being issued for each Impact Funding Limited share. The principal business activity of Impact Funding Limited is pre-settlement lending to claimants awaiting settlement of personal injuries, matrimonial or estate litigation.

This transaction was accounted for as a reverse acquisition(refer to note 1)

Details of the fair value of the assets and liabilities acquired and goodwill are as follows:

	$
Purchase consideration	
Cash paid	-
Notional share issue	524,398
Total purchase consideration	524,398
Fair value of net identifiable assets acquired	(429,972)
Goodwill	954,370

Acquiree's (Impact Capital Limited) net assets at the acquisition date

	Acquiree's carrying amount $	Fair value $
Cash	777,131	777,131
Trade and other receivables	1,574,923	1,574,923
Inventories	1,666	1,666
Other assets	14,910	14,910
Trade and other payables	(236,161)	(236,161)
Interest-bearing loans and borrowings	(2,562,441)	(2,562,441)
Net identifiable assets acquired	(429,972)	(429,972)

	Half-year ended	
	31 December 2006 $	31 December 2005 $
Cash acquired	-	777,131
Inflow of cash	-	777,131

12 Contingencies

There has been no change in contingent liabilities since the last annual reporting date.

13 Related party transactions

(a) Transactions with key management personnel

Key management personnel receive compensation in the form of short-term employee benefits and post-employment benefits.

(b) Other related party transactions

Arrangements with Templeton Smith Lawyers and Consultants for the provision of legal services and 6Y's Pty Ltd for the provision of IT-related goods and services, continue to be in place. For details on these arrangements, refer to the 30 June 2006 annual financial report.

14 Events occurring after the balance sheet date

On 9 February 2007, the Company accepted an offer from the National Australia Bank Limited for the extension of its finance facility to a total limit of $40,000,000 on similar terms and conditions to those disclosed at note 10(c).

In the directors' opinion:

(a) the financial statements and notes set out on pages 2 to 16 are in accordance with the *Corporations Act 2001*, including:

  (i) complying with Accounting Standard AASB 134 Interim Financial Reporting, the *Corporations Regulations 2001*; and

  (ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that Impact Capital Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Russell E Templeton

Brisbane
16 February 2007

Independent review report to the members of Impact Capital Limited

We have reviewed the accompanying interim financial report of Impact Capital Limited set out on pages 4 to 17, which comprises the consolidated interim balance sheet as at 31 December 2006, and the consolidated income statement, consolidated statement of changes in equity and consolidated statement of cash flows for the interim period ended on that date, a description of accounting policies, other explanatory notes 1 to 14 and the directors' declaration of the consolidated entity. The "accounting consolidated entity" comprises the accounting parent, Impact Funding Limited and the entities it controlled at the end of the half-year or from time to time during the interim period.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the interim period ended on that date and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As auditor of Impact Capital Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Impact Capital Limited is not in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the interim period ended on that date; and

(b) complying with Australian Accounting AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

KPMG

KPMG

Gillian Richards

J B Richards
Partner

Brisbane
16 February 2007

END